Exhibit 4.6

FORM OF RESTRICTED STOCK UNIT AGREEMENT FOR U.S. EMPLOYEES

THIS RESTRICTED STOCK UNIT AGREEMENT (this “Agreement”) is made as of this              day of             , 2008, by and between Virage Logic Corporation, a Delaware corporation (the “Company”), and              (“Participant”). Capitalized terms used, but not otherwise defined, in this Agreement shall have the meanings assigned to those terms in the 2002 Equity Incentive Plan of Virage Logic Corporation, as amended (the “Plan”).

1. Grant of RSUs. Subject to the terms, conditions and restrictions set forth in the Plan, the Company hereby grants to Participant the right to purchase              (            ) Restricted Stock Units (each, an “RSU”) at the price of $0.001 per RSU (the “Purchase Price”). If approved by the Board at the time of grant, the Purchase Price may be paid in the form of past services provided by Participant to the Company.

2. Date of Grant. The effective date of the grant of the RSUs is June 30, 2008 (“Date of Grant”).

3. Vesting of RSUs. Fifty percent (50%) of the RSUs (rounded down to the nearest whole RSU) shall vest on the first anniversary of the Date of Grant, and an additional fifty percent (50%) of the RSUs (rounded up to the nearest whole RSU) shall vest on the second anniversary of the Date of Grant (each such anniversary date, a “Vesting Date”), provided that Participant remains in the continuous employ of the Company or any subsidiary thereof as of each such Vesting Date.

4. Transfer of RSUs. Provided that Participant satisfies the vesting conditions set forth in Section 3 as of each Vesting Date, (a) if applicable, Participant shall be deemed to have paid the Purchase Price for each RSU that vests on such date through past services provided to the Company and (b) the Company shall transfer to Participant one (1) unrestricted Share for each RSU that vests on such date. Any transfer of Shares pursuant to this Section 4 shall be made as soon as administratively practicable following the applicable Vesting Date.

5. No Ownership Rights or Dividend Equivalents. Participant shall have no rights of ownership in vested or unvested RSUs or the Shares underlying such RSUs. Participant shall not be entitled to receive a cash payment with respect to any dividends or distributions that become payable with respect to Shares underlying any vested or unvested RSUs.

6. Other Conditions. The transfer of any Share underlying an RSU shall be effective only at such time as counsel to the Company shall have determined that the issuance and delivery of such Share is in compliance with all applicable laws, any regulations of governmental authorities and the requirements of any securities exchange on which the Shares are traded.

7. Tax Withholding. Participant shall be liable for any and all taxes and contributions of any kind required by law to be withheld in connection with the transfer of any Shares hereunder. Participant hereby agrees that any such obligation shall be satisfied through a reduction in the number of Shares that otherwise would be transferred to Participant hereunder, provided that the Company shall withhold the minimum number of Shares (rounded up to the nearest whole Share) required to satisfy such obligation. For purposes of the foregoing, Shares withheld on the date of transfer shall be valued at the Fair Market Value of Shares on such date.

8. Employment Rights. This Agreement shall not confer upon Participant any right with respect to the continuance of employment with the Company or any subsidiary thereof. No provision of this Agreement shall limit in any way whatsoever any right that the Company or any subsidiary thereof has to terminate Participant’s employment at any time.

9. Communications. All notices, requests, instructions and other communications provided for herein shall be deemed to have been properly given or delivered when delivered personally or sent by certified or registered mail, return receipt requested, U.S. mail or national overnight carrier, with full postage prepaid and addressed to the applicable party as follows:

If to the Company, at:	Virage Logic Corporation
47100 Bayside Parkway
Fremont, California 94538
Attention: Human Resources
Facsimile: (510) 360-8099

If to Participant, at:	Participant’s address as set forth on the last page hereof.

Either the Company or Participant may change the above designated address by written notice to the other specifying such new address.

10. Relation to the Plan. This Agreement is subject to the terms and conditions of the Plan. In the event of any inconsistent provisions between this Agreement and the Plan, the Plan shall govern. The Administrator acting pursuant to the Plan shall have the right to determine any questions that arise in connection with this Agreement and the RSUs granted hereunder. The Administrator shall not be liable for any such determination made in good faith.

11. Accelerated Vesting. Notwithstanding anything to the contrary in this Agreement, in the event of Participant’s termination of employment by reason of death or disability, or in the case of unforeseeable emergency or other special circumstances, the Administrator may, in its sole discretion, accelerate the vesting of any or all of Participant’s unvested RSUs. The Shares underlying any RSUs that vest pursuant to this Section 11 shall be transferred to Participant or Participant’s estate, as applicable, as soon as administratively practicable following the date upon which such RSUs vest and the Purchase Price for each such RSU shall be deemed to have been paid through Participant’s past services to the Company.

12. Amendments. Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the Plan amendment is applicable hereto; provided, however, that no amendment shall adversely affect the rights of Participant under this Agreement without Participant’s consent unless the Plan provides express authority to effectuate such amendment without Participant’s consent.

13. Governing Law. This Agreement shall be governed and construed and the legal relationships of the parties determined in accordance with the laws of the state of Delaware without reference to principles of conflict of laws.

14. Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one agreement.

15. Section 409A. To the extent applicable, it is intended that this Agreement and the Plan comply with the provisions of Section 409A, so that the income inclusion provisions of Section 409A(a)(1) do not apply to Participant. This Agreement and the Plan shall be administered in a manner consistent with this intent.

IN WITNESS WHEREOF, this Agreement is executed by a duly authorized representative of the Company on the day and year first above written.

VIRAGE LOGIC CORPORATION

By:
Name:
Title:

Participant hereby accepts the terms of this Agreement and the Plan.

_________________________________________

Participant: Please complete the following information:

Name:
Home Address:

Social Security Number:

3